UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number 001-35866

KNOT Offshore Partners LP

(Translation of registrant’s name into English)

2 Queen’s Cross,

Aberdeen, Aberdeenshire

United Kingdom

AB15 4YB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐            No  ☒

ITEM 1 – INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Acquisition of Lena Knutsen

On September 29, 2017, KNOT Shuttle Tankers AS (“KST”), a wholly owned subsidiary of KNOT Offshore Partners LP (the “Partnership”), acquired from Knutsen NYK Offshore Tankers AS (“KNOT”) all of the ownership interests in KNOT Shuttle Tankers 26 AS (“KST 26”), the company that owns the shuttle tanker Lena Knutsen (the “Lena Acquisition”). In connection with the Lena Acquisition, (1) KST entered into an Addendum to a Share Purchase Agreement (the “SPA Addendum”) with KNOT, dated September 26, 2017, (2) the Partnership, KST and KST 26 executed an Accession Letter (the “Accession Letter”) along with KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS and KNOT, dated September 29, 2017 and (3) KST 26 entered into Addendum No. 1 to Ship Management Agreement “Lena Knutsen” with KNOT Management AS, dated August 9, 2017 (such addendum together with the Ship Management Agreement “Lena Knutsen”, the “ShipMan Agreement”). Copies of the SPA Addendum, the Accession Letter and the ShipMan Agreement are attached hereto as Exhibits 4.1, 4.2 and 4.3, respectively.

ITEM 2 – EXHIBITS

The following exhibits are filed as a part of this report:

Exhibit Number	Exhibit Description

4.1	Addendum, dated September 26, 2017, to Share Purchase Agreement, dated August 9, 2017, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS

4.2	Accession Letter, dated September 29, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS and DNB Bank ASA

4.3	Ship Management Agreement for the Lena Knutsen, dated July 22, 2016 between KNOT Shuttle Tankers 26 AS and KNOT Management AS, as amended by Addendum No. 1, dated August 9, 2017

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE REGISTRANT: REGISTRATION STATEMENT ON FORM F-3 (NO. 333-218254) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 26, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP

Date: November 6, 2017

	By:	/s/ John Costain
		Name:	John Costain
		Title:	Chief Executive Officer and Chief Financial Officer

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